Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Anchiano Therapeutics Ltd.

We consent to the use of our report incorporated by reference herein.

Our report dated March 17, 2020 contains an explanatory paragraph that states that the Company has suffered recurring losses and cash flow deficits from operations that together with other matters described in Note 1 to the consolidated financial statements raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Our report refers to a change in the basis of accounting to U.S. generally accepted accounting principles.

Our report also refers to a change to the method of accounting for leases.

Sincerely,

Somekh Chaikin

Certified Public Accountant

March 17, 2020